RECEIVED

2005 DEC 12 P 4: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAYER
BROWN
ROWE
& MAW

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

December 9, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

05013192

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 8, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
DEC 13 2005
THOMSON FINANCIAL

17341522

File No. 82-4406

SCHWARZ
PHARMA

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Press Release - SCHWARZ PHARMA Establishes €275 Million Revolving Credit Facility

Press Room > Press Releases 2005 > Press Release - SCHWARZ PHARMA Establishes €275 Million Revolving Credit Facility

SCHWARZ PHARMA Establishes €275 Million Revolving Credit Facility

The five-year facility marks the company's debut in the syndicated loan market and is for general corporate purposes.

For the €275 million multi-currency revolving credit facility, SCHWARZ PHARMA appointed Barclays Capital, Dresdner Kleinwort Wasserstein and WestLB as Joint Book Runners and Joint Mandated Lead Arrangers.

The facility was marketed to selected banks representing SCHWARZ PHARMA's future core banks and was substantially over subscribed. The facility benefits from two one-year extension options after years one and two. Pricing on the revolving credit facility is tied to a leverage grid with an opening margin of 30 basis points over Euribor.

"We are very satisfied with our debut in the syndicated loan market," said Detlef Thielgen, CFO of SCHWARZ PHARMA AG. "This gives us a medium term basis financing, allows us to optimize or financing structure at attractive terms and to keep financial flexibility for the future."

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +1-262-238-5768